Exhibit 12.1

SONOSITE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three months ended March 31,	Fiscal Year Ended December 31
	2007	2006	2005	2004	2003	2002
EARNINGS:
Earnings (loss) from continuing operations	$(946)	$7,813	$7,848	$3,660	$(1,784)	$(7,731)
Plus: fixed charges (see below)	226	690	812	660	443	366

Total earnings (loss) to cover fixed charges	$(720)	$8,503	$8,660	$4,320	$(1,341)	$(7,365)

FIXED CHARGES:
Interest expense	$—	$—	$2	$—	$23	$36
Estimated interest portion of rental expense	226	690	810	660	420	330

Total fixed charges	$226	$690	$812	$660	$443	$366

RATIO OF EARNINGS TO FIXED CHARGES	—	12	11	7	—	—

DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES	$(720)	—	—	—	$(1,341)	$(7,365)